Act: 34
Section: 15(d)
Rule:
Public
Availability: 3-17-04

March 17, 2004

**RESPONSE OF THE OFFICE OF CHIEF COUNSEL**
**DIVISION OF CORPORATION FINANCE**


04021101

Re: 3333 Holding Corporation, Centex Development Company, L.P.
Incoming letter dated March 11, 2004

Based on the facts presented, the Division will not object if 3333 Holding Corporation and Centex Development Company, L.P. each stop filing periodic reports under the Securities Exchange Act of 1934, provided that 3333 Holding Corporation and Centex Development Company, L.P.:

- each file post-effective amendments removing from registration unsold securities under registration statements on Form S-3 and Form S-8; and
- each file a notice on Form 15 making appropriate claims under rule 12h-3 under the Exchange Act before the due date for their next respective Exchange Act reports.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,



Jeffrey S. Cohan
Attorney-Examiner



1. 818762
2. 818764



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2004

Christopher R. Merritt
Thompson & Knight LLP
1700 Pacific Avenue
Suite 3300
Dallas, Texas 75201-4693

Re: 3333 Holding Corporation
Centex Development Company, L.P.

Dear Mr. Merritt:

In regard to your letter of March 11, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

THOMPSON & KNIGHT LLP

ATTORNEYS AND COUNSELORS

1700 PACIFIC AVENUE • SUITE 3300
DALLAS, TEXAS 75201-4693
(214) 969-1700
FAX (214) 969-1751
www.tklaw.com

AUSTIN
DALLAS
FORT WORTH
HOUSTON

ALGIERS
MONTERREY
PARIS
RIO DE JANEIRO

DIRECT DIAL: (214) 969-1796
E-MAIL: CHRIS.MERRITT@TKLAW.COM

March 11, 2004

**VIA FEDERAL EXPRESS**

1934 Act/§§ 13(a), 15(d),
12(h), Rule 12h-3

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: 3333 Holding Corporation**
**Centex Development Company, L.P.**
**(Commission File Nos. 1-9624 and 1-9625, respectively)**

Ladies and Gentlemen:

On December 23, 2003, we submitted on behalf of 3333 Holding Corporation, a Nevada corporation ("Holding"), and Centex Development Company, L.P., a Delaware limited partnership ("CDC"), a letter (the "Initial Letter") to the Office of Chief Counsel of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") requesting that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if Holding and CDC do not file periodic reports that might otherwise be required under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), under the circumstances described in the Initial Letter. During a telephone conversation with the Staff on February 6, 2004, the Staff requested that the Initial Letter be updated to confirm that the events described in the Initial Letter that were expected to transpire in fact occurred as described therein. Accordingly, on behalf of Holding and CDC, this letter replaces the Initial Letter and restates the request for relief set forth in the Initial Letter, while at the same time reflecting the events that have transpired since December 23, 2003 with respect to Holding and CDC.

On behalf of Holding and CDC, we are requesting that the Staff of the Commission confirm that it will not recommend enforcement action to the Commission if, under the circumstances described below, Holding and CDC do not file periodic reports that might otherwise be required under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including their Annual Reports on Form 10-K for the year ending March 31, 2004, following their mergers with subsidiaries of Centex Corporation, a Nevada corporation ("Centex"). Centex's Common Stock is registered under Section 12(b) of the Exchange Act and listed on the New York Stock Exchange (the "NYSE"). With the

Exchange Act, which will include consolidated information about its new subsidiaries, Holding and CDC. Alternatively, we request pursuant to Section 12(h) of the Exchange Act an exemption from the requirement for filing the foregoing reports.

## I. Background

### A. Previous Structure

On November 30, 1987 Centex distributed as a dividend to its stockholders, through a nominee (such nominee and its successors are referred to as the "Nominee"), and pursuant to a nominee agreement (as amended and supplemented, the "Nominee Agreement") among Centex, Holding, CDC and the Nominee (a) all of the 1,000 issued and outstanding shares of common stock, par value $.01 per share ("Holding Common Stock"), of Holding, and (b) 900 of the issued and outstanding warrants (the "Stockholder Warrants") to purchase Class B Units of limited partnership interest in CDC.[1] The Stockholder Warrants never became exercisable. The rights of the beneficial holders of the Stockholder Warrants were provided in a Warrant Agreement, dated as of November 30, 1987, by and between CDC and Centex.

The Nominee held the shares of Holding Common Stock and the Stockholder Warrants on behalf of and for the benefit of persons who were from time to time the holders of the common stock, par value $.25 per share ("Centex Common Stock"), of Centex ("Centex Stockholders"). Each Centex Stockholder owned a beneficial interest in that portion of the Holding Common Stock and the Stockholder Warrants that the total number of shares of Centex Common Stock held by such stockholder bore to the total number of shares of Centex Common Stock outstanding from time to time. This beneficial interest of the Centex Stockholders was not represented by a separate certificate or receipt. Instead, each Centex Stockholder's beneficial interest in such pro rata portion of the shares of Holding Common Stock and the Stockholder Warrants were represented by the certificate or certificates evidencing such Centex Stockholder's Centex Common Stock, and was tradable only in tandem with, and as a part of, each such Centex Stockholder's Centex Common Stock. These restrictions on transfer were imposed by the terms of the Nominee Agreement. Centex Common Stock certificates issued after the effective date of the Nominee Agreement bore a legend referring to the restrictions on transfer imposed thereby.

Prior to the completion of the transactions described below, CDC was managed by its general partner, 3333 Development Corporation ("Development"), a wholly owned subsidiary of Holding. Centex Homes, a general partnership and the previous holder of all the outstanding

[1] Centex owned the remaining 100 issued and outstanding warrants (the "Centex CDC Warrants") to purchase Class B Units of limited partnership interest in CDC. The Centex Warrants and the Stockholder Warrants are the only warrants ever issued by CDC.

limited partnership interest in CDC, was the sole limited partner of CDC. The Centex Stockholders (solely in their previous capacity as the beneficial owners of the Holding Common Stock) elected the four-person board of directors of Holding, three of whom were independent outside directors who were not employees of Holding or any of its subsidiaries, nor were they directors, affiliates or employees of Centex. Thus, through Holding, the Centex Stockholders (solely in their previous capacity as the beneficial owners of the Holding Common Stock and Holding's complete ownership of Development) controlled the general partner of CDC. Development as the previous general partner, through its independent board, oversaw CDC's activities until the completion of the transactions described below.

A simplified chart of the previous ownership structure of Centex, Holding and CDC is shown on Exhibit A. A simplified chart of the current ownership structure after the completion of the transactions described below is shown on Exhibit B.

**B. The Transaction**

Centex, Holding and Development, as the previous general partner of CDC, recently proposed to the Centex Stockholders and the holders of the beneficial interests in the Holding Common Stock a series of transactions (collectively, the "Transaction") that eliminated the separate ownership by Centex Stockholders of their beneficial interest in the Holding Common Stock and the Stockholder Warrants. A definitive proxy statement detailing the Transaction was filed with the Commission on January 26, 2004.

The Transaction included the following key steps:

- 3333 Acquisition Corp., a new subsidiary of Centex, was merged with and into Holding, with Holding being the surviving entity and wholly owned by Centex. Pursuant to this merger (the "Holding Merger"), no securities were issued and the Holding Common Stock was cancelled, with the payment to the holders of the beneficial interests in Holding Common Stock of an amount equal to $.01 per share of Centex Common Stock.[2]

- Centex Development Acquisition, L.P. ("Acquisition, L.P."),[3] a new indirect partnership subsidiary of Centex, was merged with and into CDC with CDC being

[2] Also in the Holding Merger, the 100 warrants to purchase common stock of Holding acquired by Centex at the time of the formation of Holding, which never became exercisable, were automatically cancelled.

[3] Prior to the completion of the Holding Merger, Centex Homes was the sole general partner of Acquisition, L.P., and Centex Real Estate Corporation, a Nevada corporation and an indirect, wholly owned subsidiary of Centex ("CREC"), and Centex Homes were the limited partners of Acquisition, L.P.

> the surviving entity and indirectly owned by Centex.[4] Pursuant to this merger (the "CDC Merger"), no securities were issued and (1) Development's 1% general partnership interest in CDC was converted into a 1% limited partnership interest in CDC, (2) Centex Homes' 99% limited partnership interest in CDC was converted into a 98% limited partnership interest and a 1% general partnership interest in CDC, and (3) the Stockholder Warrants were cancelled, with the payment to the holders of the beneficial interests in the Stockholder Warrants of an amount equal to $.01 per share of Centex Common Stock.[5]

All requisite approvals for the Transaction, including approval of the Holding Merger, the CDC Merger, and the termination of the Nominee Agreement, were obtained on or before February 25, 2004.[6] Following these approvals the Holding Merger, the CDC Merger, and the termination of the Nominee Agreement became effective on February 29, 2004.

Contemporaneous with the completion of the Transaction on February 29, 2004, the nominee trading arrangement terminated and the ownership of Centex Common Stock now only represents an ownership interest in Centex and its subsidiaries. However, because Holding and CDC are now subsidiaries of Centex Corporation, the persons who previously owned the beneficial interest in the Holding Common Stock and the Stockholder Warrants remain the beneficial owners of the same equity interest in Holding and CDC as before the consummation of the Transaction and will continue to participate in the business and prospects of Holding and CDC and their respective subsidiaries through their ownership of Centex Common Stock.

**C. Registered Securities**

Prior to the effectiveness of the Form 25 (discussed in Part II below), the Holding Common Stock and the Stockholder Warrants were registered under Section 12(b) of the

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[4] CDC, as owned after the merger, will not be a wholly owned subsidiary of Centex because one of Centex Homes' partners, Nomas Corp., a Nevada corporation, has approximately 59 record holders and 287 beneficial holders (unrelated to Centex or its subsidiaries) that collectively own .275% of Nomas' shares. These other Nomas' Corp. stockholders collectively own indirectly less than .049005% of CDC's partnership interests. See Exhibit A and the discussion of Nomas Corp. on Page 9.

[5] Also pursuant to the CDC Merger agreement, (1) Centex Homes' 1% general partnership interest and 98% limited partnership interest in Acquisition, L.P. along with CREC's 1% limited partnership interest in Acquisition, L.P. were automatically canceled in the CDC Merger, and (2) the 100 Centex CDC Warrants acquired by Centex at the time of the formation of CDC, which never became exercisable, were automatically canceled in the CDC Merger.

[6] The Transaction, including the Holding Merger, was approved by the requisite vote of the holders of the beneficial interests in the Holding Common Stock at the special meeting held on February 25, 2004. The CDC Merger was approved by CDC's partners by written consent on or before February 25, 2004. The termination of the Nominee Agreement was approved by the requisite vote of the Centex Stockholders at the special meeting held on February 25, 2004.

Exchange Act and listed on the NYSE by virtue of the tandem trading relationship with the Centex Common Stock. The Centex Common Stock continues to be registered under Section 12(b) of the Exchange Act and listed on the NYSE.

### D. Outstanding Registration Statements

Prior to the consummation of the Transaction, Holding and CDC each had twelve effective registration statements on Form S-8 (Holding File Nos. 33-55083-01, 333-107701-02, 33-44515-01, 333-28229-01, 333-55717-01, 333-74185-01, 333-86041-01, 333-100682-02, 333-68790-02, 333-103440-02, 333-109869-02, and 333-110269-01; CDC File Nos. 33-55083-02, 333-107701-01, 33-44515-02, 333-28229-02, 333-55717-02, 333-74185-02, 333-86041-02, 333-100682-01, 333-68790-01, 333-103440-01, 333-109869-01, and 333-110269-02) (the "S-8 Registration Statements") and three effective registration statements on Form S-3 (Holding File Nos. 333-49966-01, 333-54722-01, and 333-83212-03; CDC File Nos. 333-49966-02, 333-54722-02, and 333-83212-02) (the "S-3 Registration Statements" and, together with the S-8 Registration Statements, the "Securities Act Registration Statements") covering the Holding Common Stock, the Stockholder Warrants and plan interests, as applicable, under Centex's employee and director benefit plans. The latest three S-8 Registration Statements for Holding and CDC (Holding File Nos. 333-107701-02, 333-109869-02, and 333-110269-01; CDC File Nos. 333-107701-01, 333-109869-01, and 333-110269-02) became effective during the 2004 fiscal year ending on March 31, 2004.[7]

### E. Exchange Act Reporting Obligations

Before the completion of the Transaction, Holding and CDC were subject to the reporting requirements of the Exchange Act under:

- Section 13(a) of the Exchange Act, as a result of the listing on the NYSE and the registration under Section 12(b) of the Exchange Act of the Holding Common Stock and the Stockholder Warrants; and

- Section 15(d) of the Exchange Act, as a result of the filing of the Securities Act Registration Statements, although the reporting obligations under Section 15(d) were suspended as long as any class of Holding or CDC securities was registered under Section 12(b) of the Exchange Act.

After the completion of the Transaction, Centex continues to be subject to the reporting requirements of the Exchange Act under Sections 13(a) and 15(d) of the Exchange Act. Centex

[7] Under Rule 462 of the Securities Act of 1933 (the "Securities Act"), a registration statement on Form S-8 becomes effective automatically upon filing.

will continue to file reports under Section 13(a) of the Exchange Act, which will include consolidated information about its new subsidiaries, Holding and CDC.

## II. Action with Respect to Exchange Act Reporting Obligations

Holding, CDC, and Centex, as the new parent corporation of Holding and CDC, wish Holding and CDC to be relieved of their reporting obligations under the Exchange Act with respect to periodic reports that would otherwise be due after the consummation of the Transaction and in that regard Centex, Holding and CDC have taken or will take the following actions before Holding's and CDC's next Exchange Act report is due, which will be their Annual Reports on Form 10-K for the year ending March 31, 2004:

1. After a request by Centex, Holding and CDC, as required under Section 806 of the NYSE Listed Company Manual, the NYSE has advised that on March 2, 2004, it filed with the Commission pursuant to Exchange Act Rule 12d2-2(a)(3) an application on Form 25, to remove the Holding Common Stock and the Stockholder Warrants from listing and registration under Section 12(b), and that such application on Form 25 by the NYSE will become effective on March 15, 2004 as specified in the Form 25. Upon the deregistration of the Holding Common Stock and the Stockholder Warrants under Section 12(b) as a result of the filing and effectiveness of the Form 25, Holding's and CDC's reporting obligations under Section 13(a) (by virtue of their Section 12(b) registration) will be terminated; however, both entities will immediately become subject to the reporting obligations of Section 15(d).

2. Before the filing of the Form 15 Certifications as described below, Centex, Holding and CDC will have filed with the Commission post-effective amendments to the Securities Act Registration Statements deregistering all of Holding's and CDC's remaining unsold securities thereunder (and eliminating Holding and CDC as issuer registrants).

3. To terminate Holding's and CDC's reporting obligations under Section 15(d) of the Exchange Act, as soon as the Form 25 is effective, Holding and CDC intend to file with the Commission certifications on Form 15 (the "Form 15 Certifications") pursuant to Exchange Act Rule 12h-3(b)(1)(i), certifying that the Holding Common Stock and the Stockholder Warrants are held of record by less than 300 persons.

4. Technically, Holding's and CDC's delisted securities (the Holding Common Stock and the Stockholder Warrants) do not become Section 12(g) securities (requiring continued registration under Section 12(g) of the Exchange Act) by virtue of the last clause of Exchange Act Rule 12g-2 since at the time of the effectiveness of the

Form 25 and deregistration pursuant to Section 12(d) Holding and CDC will be owned (indirectly) by Centex,[8] and thus their securities will not be "held of record by 300 or more persons." To alleviate any confusion by the Centex Stockholders, Centex, Holding and CDC intend to indicate this fact through a footnote to the Form 15 Certifications.

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c) do not require the continued filing by Holding and CDC of periodic reports under the Exchange Act after Holding and CDC file the Form 15 Certifications as described above, provided that the Form 15 Certifications are filed before Holding's and CDC's next Exchange Act report is due.

## III. Discussion

Rule 12h-3(a) under the Exchange Act provides an immediate suspension from the duty under Section 15(d) to file reports required by Section 13(a) with respect to certain classes of securities for an issuer that has filed a certification on Form 15 and has filed all such required Exchange Act reports for the past three fiscal years and any interim period of the current year before the filing of the Form 15. Under Rule 12h-3(b)(1)(i), "[a]ny class of securities held of record by . . . less than 300 persons" is eligible for the suspension provided in Rule 12h-3(a). Under Rule 12h-3(b)(3), "[a]ny class of securities deregistered pursuant to Section 12(d) of the [Exchange] Act" is eligible for the suspension provided in Rule 12h-3(a) "if such class would not thereupon be deemed registered under Section 12(g) of the [Exchange] Act or the rules thereunder."

Holding and CDC qualify for the suspension from reporting obligations provided by Rule 12h-3 but for Paragraph (c) of such Rule, as discussed below.

1. *Three Year Reporting History.* As required by Rule 12h-3(a), Holding and CDC have filed all reports required by Section 13(a), without regard to Rule 12b-25, for the 2001, 2002 and 2003 fiscal years and have filed or will file all such reports due in fiscal year 2004 before the Form 15 Certifications are filed. (As an aside, Centex, Holding, and CDC have jointly filed with the Commission all reports required by Section 13(a) since the formation of Holding and CDC in 1987.)

2. *Fewer than 300 Holders of Record.* Holding and CDC have fewer than 300 record holders for their outstanding securities after the Transaction. Under the terms of the Holding Merger and the CDC Merger, the Holding Common Stock and the Stockholder Warrants were converted upon consummation of the mergers into the right to receive cash (as

[8] Upon completion of the Transaction, Holding became a wholly owned subsidiary of Centex and CDC became entirely owned (indirectly) by Centex except for the non-Centex stockholders of Nomas Corp. as described in note 4 above. See Exhibit A and the discussion of Nomas Corp. on Page 9.

described above), and each entity became owned directly or indirectly by Centex. Upon deregistration of Holding's and CDC's securities pursuant to Section 12(d) of the Exchange Act, they will not be deemed registered under Exchange Act Section 12(g) or the rules thereunder because such deregistration occurred after completion of the two mergers. At that time, Holding and CDC will be owned by Centex as described above, and thus their securities will not be "held of record by 300 or more persons."

3. *Form 15 Filings.* Subject to receipt of a favorable response from the Commission to this no-action letter request, Holding and CDC intend to file the appropriate Form 15 Certifications as discussed above with respect to the Holding Common Stock and the Stockholder Warrants.

4. *Rule 12h-3(c) Limitation.* Paragraph (c) of Rule 12h-3 provides that the suspension of reporting obligations afforded by Rule 12h-3 "shall not be available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective" under the Securities Act of 1933 (the "Securities Act") or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.[9] Unfortunately, the latest S-8 Registration Statement became effective during the 2004 fiscal year. Thus, Holding and CDC are unable to technically satisfy Exchange Act Rule 12h-3(c)'s suspension because of the filing and effectiveness of the latest S-8 Registration Statement in the 2004 fiscal year.[10]

We respectfully submit that, upon the filing of the Form 15 Certifications with the Commission, Holding and CDC should be granted a suspension of their duties to file reports under Section 15(d) of the Exchange Act, and that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner so as to require the filing by Holding or CDC of any further periodic reports under the Exchange Act because of (i) the effectiveness in the current fiscal year of the recent S-8 Registration Statements, or (ii) the automatic updating of the Securities Act Registration Statements through Holding's and CDC's Exchange Act filings.

Section 15(d)'s purpose of providing information to purchasers of registered stock and to the public is not applicable in the current situation. Similarly, the policy rationale behind Rule 12h-3(c)'s deferral of the acceptance of a Form 15 when an issuer has had a registration

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[9] Section 10(a)(3) of the Securities Act provides that "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use . . . ." Accordingly, Centex, Holding and CDC plan to (i) ensure that no option or other employee benefit plan continues to award, with Centex Common Stock, beneficial interests in Holding Common Stock or the Stockholder Warrants, and (2) deregister any unsold beneficial interests under their Securities Act Registration Statements to eliminate the obligation of making continued Exchange Act reporting in order to update such registration statements under Section 10(a)(3) of the Securities Act.

[10] This assumes the Form 15 Certifications will be filed before March 31, 2004 (which is the end of each registrant's fiscal year) as currently anticipated.

statement declared effective during the current fiscal year is not applicable to Holding or CDC after the completion of the Transaction.

The Commission has frequently recognized in situations similar to Holding's and CDC's that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The Commission has stated that the purpose of Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in a registered offering . . ." and that "this Rule 12h-3(c) limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering."[11] In the current situation, however, no "purchaser" of the Holding Common Stock or the Stockholder Warrants pursuant to any of the Securities Act Registration Statements will remain an independent security holder of Holding or CDC upon completion of the Transaction. In fact, after the Transaction, Holding and CDC will be owned by subsidiaries of Centex and not by the investing public. Thus, although the former holders of the Holding Common Stock and the Stockholder Warrants and the other (non-Centex) stockholders owning .275 percent of Nomas Corp. will no longer have access to separate publicly filed reports by Holding and CDC, they will still be able to rely on the information regarding Holding and CDC contained in Centex's periodic reports. The fact that Centex's periodic reports will be consolidated and therefore will not provide the same level of detail about either Holding or CDC as was previously available is of minimal concern to the former holders of the Holding Common Stock and the Stockholder Warrants who are also Centex Stockholders. As for the (non-Centex) stockholders of Nomas Corp., there are approximately 59 record holders and 287 beneficial holders that own .275 percent of Nomas Corp., which collectively represents indirectly less than .049005 percent of CDC's partnership interests. Congress, however, has expressly recognized that, in certain situations, the benefits of periodic reporting to the public might not always be justified in light of the burdens imposed.[12] It is difficult to envision a situation in which the burden of reporting more clearly exceeds the benefit than the situation in which no stockholders from any registered offering remain and the issuers have become subsidiaries of another issuer that files reports pursuant to the Exchange Act.

In a number of analogous cases, the Staff has frequently recognized that a literal reading of Rule 12h-3(c) can have unintended consequences and accordingly has taken a no-action position similar to that requested herein.[13]

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[11] Suspension of Reporting Duty, Exchange Act Release No. 34-20263 (Oct. 5, 1983), [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 84,434 at 86,290.

[12] *Id.* at 86,289 (discussing the exemptions in the text of Section 15(d) for companies with a small number of stockholders).

[13] See **Coors Tek, Inc.** (available Aug. 14, 2003) (where the issuer was acquired in a reverse triangular cash merger in the same fiscal year that a registration statement on Form S-3 became effective, the Staff took the position that the issuer could utilize Rule 12h-3 and not file its Form 10-K); **DiMark Inc.** (available May 29, 1996) (where the issuer

## IV. Conclusion

In light of the Commission's position in the above and other similar situations and the policy arguments presented, we request, on behalf of Holding, CDC, and Centex, as the new parent corporation of Holding and CDC, a no-action letter which advises Holding, CDC and Centex that the Staff will not recommend enforcement action to the Commission if Holding and CDC should not file periodic reports required by Section 13(a) and 15(d) following consummation of the Transaction, including an Annual Report on Form 10-K for the year ending March 31, 2004, if the actions described above, including the effectiveness of the Form 25, post-effective amendments to the Securities Act Registration Statements and the Form 15 Certifications shall have been filed prior to the filing deadline for any such report. We currently anticipate that the above actions, including the filing of the Form 15 Certifications, will be completed before March 31, 2004, but in any event, not later than the filing deadline for the foregoing report. Alternatively, we request an exemption, pursuant to Section 12(h), from the requirement for filing the foregoing reports.

In accordance with Securities Act Release No. 33-6269, an original and seven copies of this letter are being submitted to the address listed above.

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was acquired in a reverse triangular merger prior to the time that the issuer's Form 10-K for the prior year was required to be filed, and in that prior year a registration statement on Form S-3 registering common stock for sale by certain officers and directors had been declared effective, the Staff stated that it would not recommend enforcement action if the issuer did not continue to file periodic reports pursuant to Section 15(d), including its Form 10-K); **Amgen Boulder Inc.** (available March 29, 1995) (where the issuer was acquired in a reverse triangular merger in the same fiscal year that a registration statement on Form S-8 became effective, the Staff took the position that the issuer could utilize Rule 12h-3 and not file its Form 10-K); **BizMart, Inc.** (available July 23, 1991) (where the issuer was to be acquired in a reverse triangular merger prior to the time that the issuer's Form 10-K for the prior year was required to be filed, and in that prior year a registration statement on Form S-1 had been declared effective, the Staff stated that it would not recommend enforcement action if the issuer does not continue to file periodic reports pursuant to Section 15(d), including its Form 8-K and Form 10-K); **Dataproducts Corp.** (available June 7, 1990) (where the issuer was acquired in a reverse triangular merger prior to the time that the issuer's Form 10-K for the prior year was required to be filed, and in that prior year a registration statement on Form S-3 had been declared effective, the Staff took the position that the issuer could utilize Rule 12h-3 and not file its Form 10-K); **Entre Computer Centers, Inc.** (available December 29, 1988) (where the issuer was to be acquired in a reverse triangular merger in the same fiscal year that two post-effective amendments to a registration statement on Form S-2 had been declared effective, the Staff stated that it would not recommend enforcement action if the issuer does not continue to file periodic reports pursuant to Section 15(d), including its Form 8-K and Form 10-Q); **MTech Corporation** (available January 19, 1988) (where the issuer was acquired in a reverse triangular merger in the same fiscal year that two registration statements on Form S-8 became effective, the Staff stated that it would not recommend enforcement action if the issuer does not continue to file periodic reports pursuant to Section 15(d), including its Form 10-Qs and Form 10-K); **PNC Financial Corporation** (available March 2, 1987) (where an issuer was to be acquired in a forward triangular merger prior to the time that the issuer's Form 10-K for the prior year was required to be filed, and in that prior year two registration statements on Form S-4 and one registration on Form S-8 had been declared effective, the Staff stated that it would not recommend enforcement action if the issuer does not file such Form 10-K).

Any questions or comments may be directed to the undersigned at (214) 969-1796 or James R. Peacock III of this firm at (214) 969-1375.

Sincerely,



Christopher R. Merritt

Courtesy copy to:

Jeffrey S. Cohan

cc: Mr. Raymond G. Smerge, Esq. and David A. Greenblatt, Esq., Centex Corporation
Todd D. Newman and Drew F. Nachowiak, Esq., 3333 Holding Corporation and Centex Development Company, L.P.
Pamela Long, Esq., Courtney Schuster, Esq., and Daniel Horwood, Esq., Division of Corporate Finance, Securities and Exchange Commission

# EXHIBIT A



Public Stockholders
Centex Corporation
Nominee
Centex International, Inc.
Centex Real Estate Corporation
AAA Holdings, L.P.
Other Stockholders
Nomas Corp.
Centex Homes
3333 Holding Corporation
3333 Development Corporation
Centex Development Company L.P.
(a)
(b)
(c)
(c)
(d)
(e)
Key:
(a) 3333 Holding Common Stock
(b) Stockholder Warrants
(c) Centex Warrants
(d) General Partner Interest
(e) Limited Partner Interests

**EXHIBIT B**


Public Stockholders
Centex Corporation
Centex International, Inc.
Centex Real Estate Corporation
AAA Holdings, L.P.
3333 Holding Corporation
Other Stockholders
3333 Development Corporation
Nomas Corp.
(e)
Centex Homes
(d), (e)
Centex Development Company, L.P.

Key:

| | |
|---|---|
| (a) | 3333 Holding Common Stock-- cancelled in merger |
| (b) | Stockholder Warrants -- cancelled in merger |
| (c) | Centex Warrants -- cancelled in merger |
| (d) | General Partner Interest |
| (e) | Limited Partner Interests |

# DONALD A. WALKER, JR. MBA CPA

**U.S. SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC**

**Mr. Walker is the Senior Assistant Chief Accountant in the Division of Corporation Finance who directs the accounting examinations of 1933 and 1934 Act filings of financial institutions, leasing companies, consumer lending companies and finance companies.**

**Prior to joining the Commission staff in 1991, Mr. Walker was a member of the Detroit audit staff of Ernst & Young, was a sole practitioner, and served as a partner and principal in several New England CPA firms. He is an adjunct faculty member in Georgetown University's MBA and LLM programs and has taught in Colby College's Administrative Science program.**

**Mr. Walker earned an A.B. from Amherst College and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College, and is a member of the American Institute of CPAs.**